Exhibit 99.1

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast Gaming”, or when referenced prior to August 30, 2019, “J55”). The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and accompanying notes and the audited 2020 annual consolidated financial statements, all of which are available on Enthusiast Gaming’s issuer profile on SEDAR at www.sedar.com.

The date of this management’s discussion and analysis (“MD&A”) is November 9, 2021. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. Condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” is a non-GAAP measure. Enthusiast Gaming includes this measure because it believes certain investors use this measure and metric as a means of assessing financial performance and that such measure highlight trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measure presented in the MD&A is “Working capital”, which refers to current assets minus current liabilities.

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

2

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. This vertically integrated media platform engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Over 70%1 of Enthusiast Gaming’s audience is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Between its online digital media properties, its network of partner websites and video channels, its library of web and mobile casual games, its video gaming expo, and its esports organization (Luminosity Gaming), the Company engages approximately 300 million gaming enthusiasts worldwide monthly. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“NASDAQ”) under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSX Venture Exchange (the “TSXV”). The Company commenced trading on NASDAQ on April 21, 2021, following its filing of a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”). Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

J55 was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in Policy 2.4 of the TSXV.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of the GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a plan of arrangement with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

1 Calculated based on data provided by Comscore as of January 2021.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). Pursuant to the terms of the Omnia SPA, Blue Any will receive (i) a cash payment of $11,000,000, subject to a customary working capital adjustment and holdbacks, (ii) 18,250,000 common shares of the Company which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan with a face value of $5,750,000, which will bear interest at 9% per annum, compounded annually and payable at maturity, and carries a maturity of 36 months from the acquisition date. The Omnia SPA is accounted for in accordance with IFRS 3 as the operations of Omnia constitute a business.

In connection with the closing of the Omnia acquisition, on August 31, 2020 Enthusiast Gaming completed a share offering issuing 11,500,000 common shares at a price of $1.50 per offered share, for gross proceeds of $17,250,000, which includes the offered shares issued pursuant to the fully exercised over-allotment option. The share offering was underwritten by Canaccord Genuity Corp., as sole bookrunner and co-lead underwriter, with Paradigm Capital Inc., acting as co-lead and Haywood Securities Inc., acting a co-manager. The net proceeds of the offering being $15,609,257 were used to fund in part the Omnia SPA, certain cost related to the Omnia SPA and for general corporate purposes.

On May 1, 2021, the Company acquired all of the outstanding common shares of Vedatis SAS (“Vedatis”) from the owners pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). Pursuant to the terms of the Vedatis SPA, for the exchange of all outstanding common shares, the previous owners of Vedatis would receive (i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment (ii) the issuance of Euro €1,500,000 of common shares of the Company, for which 226,563 common shares were issued on May 4, 2021, (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing, which was paid to escrow on June 23, 2021, (iv) a payment of Euro €750,000 on the first anniversary of closing, which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based o the performance of Vedatis. The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation, and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly owned subsidiary, Enthusiast Gaming Media (US) Inc., completed the acquisition of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). Pursuant to the terms of the Tabwire EPA, the Company acquired all of the outstanding membership interest of Tabwire in exchange for (i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, and (ii) the issuance of USD $6,000,000 of common shares of the Company, for which 790,094 common shares were issued on June 21, 2021. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business.

4

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

On August 30, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). Pursuant to the terms of the GameKnot EPA, the Company acquired all of the outstanding membership interest of GameKnot in exchange for i) a cash payment of USD $1,500,000 which was paid on August 30, 2021, (ii) the issuance of USD $750,000 of common shares of the Company, for which 165,425 common shares were issued on August 30, 2021 (iii) a payment of USD $500,000 on the six-month anniversary of closing which may be paid in cash or common shares at the option of the Company. The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

On September 3, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to a “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). Pursuant to the terms of the Addicting Games SPA, the Company acquired all of the outstanding common shares of Addicting Games in exchange for i) a cash payment of USD $10,000,000, subject to a working capital adjustment and other adjustments, of which $10,090,533 was paid in September, the payment included estimated working capital and other adjustments, (ii) the issuance of USD $12,000,000 of common shares of the Company, for which 2,661,164 common shares were issued on September 3, 2021, (iii) a payment of USD $7,000,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (iv) a payment of USD $3,800,000 on the second anniversary of closing which may be paid in cash or common shares at the option of the Company. The Addicting Games SPA is accounted for in accordance with IFRS 3 as the operations of Addicting Games constitute a business.

The Amalgamation, Acquisition, Arrangement, Steel SPA, Omnia SPA, Vedatis SPA, Tabwire EPA, GameKnot EPA, and Addicting Games SPA, are herein collectively called the “Mergers and Acquisitions”. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement, Steel SPA, and Omnia SPA, see Note 5 of the consolidated financial statements for the year ended December 31, 2020. For information relating to the accounting of the Vedatis SPA, Tabwire EPA, GameKnot EPA, and Addicting Games SPA see Note 5 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2021.

Business Overview of Omnia

Omnia’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned and Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia has three main operating activities:

1.	The External Talent Network relates to the distribution of talent-produced video content on YouTube, where such content is primarily monetized through Google AdSense as well as other platforms such as Snapchat and Facebook and other OTT (over-the-top) and AVOD (advertising-based video on demand) services;

2.	Owned & Operated Content relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms; and

3.	Direct Sales relates to contracting directly with consumer brands to produce custom content and is typically supplemented with paid media for customer activations.

Omnia produces and programs over 30 weekly shows across AVOD and OTT channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and generated over 31 billion total video views in 2020.

Omnia’s main assets include short form video content, podcasts, and brands related to the Owned & Operated Content brands and channels. These include BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown, Wisecrack, and Best Cod Clips.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business overview of Vedatis

Vedatis owns the web property, Icy Veins, which is one of the largest independent Activision Blizzard fan communities generating over 3 billion lifetime views of content and was founded in 2011. The platform provides news and strategy guides for leading franchises like World of Warcraft, Diablo, Heroes of Strom, Hearthstone and Overwatch. Enthusiast Properties has been monetizing the Icy Veins advertising traffic since 2017.

Business overview of Tabwire

Tabwire is a technology and data platform company that enables gamers to create a cross-platform registered user identification profile to track and directly view their game data in real-time. In addition, it has a unique feature set including a cheater detection system that enhances fair game play by generating a player trust ranking system for its registered users. It has already built game play companion tools for Riot’s Valorant and Ubisoft’s Rainbow Six Siege with more than 13 million gamers interacting with the platform, collectively generating more than half a billion views in the last year. There is an aggressive roadmap to launch real-time stats for additional game titles in coming months. Tabwire owns the web property, TabStats. The Company has been monetizing the TabStats advertising traffic since February 2021.

Business overview of GameKnot

GameKnot owns the web property GameKnot.com. Founded in 2000, GameKnot is a news, strategy, and community site for casual and competitive chess players, offering multiple forms of competition via chess tournaments, leagues, and ladders. With free and premium subscription offerings, the GameKnot web property also provides resources including lessons and puzzles. GameKnot currently produces approximately 35 million monthly pageviews, of which approximately 80 percent are from registered and logged-in users.

Business overview of Addicting Games

Addicting Games is an innovator in casual gaming with a portfolio of casual games for desktop and mobile devices. Since the early 2000s, Addicting Games has helped to popularize casual gaming online, developing and distributing innovative games. Today, Addicting Games provides an extensive library of over 1,500 games to approximately 10 million gamers monthly. Addicting Games’ audience spends over 15 minutes per average visit playing on titles spanning action, sports, puzzles, and more. Addicting Games offers subscriptions and in-app purchases on many of its properties.

Games, portals, and brands included in the Addicting Games portfolio include:

●	Addicting Games (addictinggames.com)

●	Shockwave (shockwave.com)

●	TypeRacer (typeracer.com)

●	ioGames Space (iogames.space)

●	Little Big Snake (littlebigsnake.com, iOS app, Android app)

●	Diep.io (diep.io, iOS app, Android app)

●	EV.io (ev.io, Windows, MacOS)

●	Mope.io (mope.io, iOS app, Android app)

●	Math Games (mathgames.com)

The Company deploys these games on both web and mobile with a stated goal that they can be played by anyone, anywhere, on any device.

BUSINESS PRODUCTS AND SERVICES

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content, Esports and Entertainment, and Subscription.

6

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 100 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, other video-gaming related content and casual games. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites, video channels and casual games (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Omnia owns content brands that matter to fans who love gaming and pop culture including BCC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel with more than 10 million subscribers on YouTube and nearly 2 million followers on Instagram attracting more than 25 million unique viewers a month.2 Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Addicting Games has a portfolio of casual games for desktop and mobile devices. Advertising space on Addicting Games’ casual games is included in media and content revenue.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands that are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that have become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and its video platform, operated by Omnia, generates over seven billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply Side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

2 Based on YouTube analytics reports and publicly available YouTube channel profiles as of April 2021.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favorable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click Through Rate”, and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads on. As opposed to the historical process of using humans to negotiate the purchase and sale of ad space, the optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or “Click Through Rate”.

8

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Media and Content (Continued)

A large majority of Enthusiast Gaming’s revenue is derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third-party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their gross revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s esports division, Luminosity Gaming, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Super Smash Bros., Valorant, and Madden NFL. Luminosity Gaming’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming assists in the management of the Vancouver Titans and the Seattle Surge.

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity Gaming is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

9

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

BUSINESS PRODUCTS AND SERVICES (Continued)

Esports and Entertainment (Continued)

Enthusiast Properties started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances included: Muselk (9.48M subscribers), NickEh30 (5.4M subscribers), Fresh (6.66M subscribers), Anomaly (2.92M subscribers, XQC (1.13M subscribers), NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company currently intends to return EGLX to a live event in 2022. The ability of the Company to host a live EGLX in 2022 is subject to the prevailing public health guidance and restrictions at the time of the event, and the Company’s ability to ensure the health and safety of the attendees in light of the ongoing COVID-19 pandemic.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK.  The Company is an industry leader in B2B and consumer mobile gaming events.  It owns and operates numerous successful networking events around the world with approximately 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki and Seattle. In November 2021 the Company announced two new digital conference series, being Pocket Gamer Connects Digital NEXT and Beyond Games. These two events focus on topics relevant to the gaming space including non-fungible tokens (“NFTs”), blockchain gaming, and the metaverse.

Subscription

The Sims Resource (“TSR”) operates a subscription-based model and has a current subscriber base of approximately 150,700 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features.

In 2020 the Company launched similar subscription-based models on two owned and operated web properties, Escapist Magazine and Siliconera.

In May 2021, the Company acquired Vedatis, which owns the web property, Icy Veins, and offers premium subscriptions to the Icy Veins website.

In June 2021, the Company acquired Tabwire, which offers monthly premium membership subscriptions to the Tabstats website as well as the Tabwire Twitch channel.

In August 2021, the Company acquired GameKnot, which offers monthly and yearly premium membership subscriptions to the GameKnot website.

In September 2021, the Company acquired Addicting Games, which offers monthly, quarterly, and yearly premium membership subscriptions to Addicting Games casual games including Addicting Games, ShockWave, TeachMe, TypeRacer, and Little Big Snake.

The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

10

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

GROWTH STRATEGIES

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A continues to be an important growth lever, having helped the Company grow and serve 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and licensing content. The Company is also planning to launch additional products in the near future, including Project GG.

Project GG

In June 2021 the Company announced its plans to launch a pan-Enthusiast social network and freemium subscription offering, codenamed Project GG. Project GG will be a cross-platform, gaming centric social network, uniting gaming and esports fans with a platform to connect, view stats (both personal and stats of other gamers), global rankings, and leaderboards, and share content through their unique gaming profiles, whether it be on desktop, mobile, or in-game.

Visual samples of the user interface from the current development product are shown below:

The user interface of the desktop version of Project GG, displaying a user’s content feed.	The user interface of the mobile version of Project GG, displaying a profile.	The user interface of the mobile version of Project GG, displaying recently played games and activity feed.

Developing a proprietary product like Project GG will also enhance the Company’s ability to deliver a more complete fan experience with a more targeted, engaged, and personalized journey for gamers and customers alike and represents a significant step towards the Company’s evolution to a technology-powered, media, esports, and entertainment company.

The acquisition of Tabwire provided the Company with a technology and data platform which accelerated the development of Project GG. On September 23, 2021, the Company announced that it has deployed an initial invitation-only release of Project GG (“Project GG Alpha”), the invitation included to Company’s rosters of influencers. Project GG Alpha will serve as a test version of the gaming social network, while offering feedback to Enthusiast Gaming’s design and user experience teams. Project GG Alpha is expected to be live until early 2022, at which time Project GG will transition to a beta version.

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new supply side platform (“SSP”) relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

11

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

GROWTH STRATEGIES (Continued)

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct Selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in Media and Content for Q3 2021 was $6.8 million as compared to approximately $1.0 million in Q3 2020. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continues to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in New York, Los Angeles, Chicago, Detroit, Toronto, and London.

Grow Subscribers

The Company has more than tripled the number of paid subscribers for its properties from approximately 61,000 in March 2019 to approximately 207,000 in September 2021. Approximately 38,000 paid subscribers were added through the 2021 acquisitions of Vedatis, Tabwire, GameKnot and Addicting Games. Enthusiast Gaming continues to look for new subscription opportunities and are in the early stages of developing an Enthusiast Gaming platform wide subscription model available to web, video, and esports audiences of the Company. The acquisition of Tabwire relates directly to these initiatives, see Project GG.

Content Licensing

The Company is pursuing opportunities to license its library of content and owned & operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok, Samsung, and Snapchat, along with various OTT platforms.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming (including Enthusiast Properties prior to the Arrangement) has successfully acquired or made significant investments in and integrated 21 companies. Enthusiast Gaming’s proven track record has amplified the business and is seen as the consolidator of choice. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. There remain a significant number of independent gaming web and video properties that can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

MARKET

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences the global gaming market reached USD$175 billion in 2020.3 According to Newzoo, the industry is expected to grow to USD$218 billion by 2023.4 The proliferation of high-speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

3 Based on Newzoo’s 2018 - 2023 Global Gaming Market Forecast and an article published by Newzoo on March 3 2021 titled “Hypercasual Games Introduced Millions of Consumers to the World of Gaming: What’s Next?”

4 Based on an article published by Newzoo on November 4 2020 titled “Global Game Revenues Up an Extra $15 Billion This Year as Engagement Skyrockets”.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

MARKET (Continued)

Gaming Market (Continued)

Today, there are 2.7 billion global gamers, who engage with interactive entertainment using three platforms: console, PC and mobile, according to Newzoo.5 It is expected that gamers will surpass 3 billion by 2023 as smartphone penetration increases globally.6 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

The industry is still in an early stage as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming.

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010.7 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.8 According to eMarketer, USD$90 billion was spent globally on digital advertising in 2012.9 This spend increased to USD$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to USD$646 billion by 2024.10

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.11 According to YouTube, viewers watched an approximately 50 billion hours of Gaming Video Content on its platform in 2018, doubling to approximately 100 billion in 2020.12 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.13 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content.

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

5 Based on an article published by Newzoo on May 8 2020 titled “The World’s 2.7 Billion Gamers Will Spend $159.3 Billion on Games in 2020; The Market Will Surpass $200 Billion by 2023”.

6 Based on an article published by Newzoo on June 25 2020 titled “Three Billion Players by 2023 Engagement and Revenues Continue to Thrive Across the Global Games Market”.

7 Based on data provided by eMarketer as of January 2021.

8 Based on data provided by eMarketer as of January 2021 and March 2021.

9 Based on data provided by eMarketer as of March 2021.

10 Based on data provided by eMarketer as of March 2021.

11 Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.

12 Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.

13 Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

MARKET (Continued)

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

SIGNIFICANT ANNOUNCEMENTS DURING AND SUBSEQUENT TO THE FIRST, SECOND AND THIRD QUARTERS OF 2021

Date	Description
January 4, 2021	The Company announced that its owned and exclusive digital media property has been listed in the newly released Comscore ranking of Top 100 Properties in the United States. The ‘Comscore 100’ represents the largest owners of digital content across the internet, from social media to search to ecommerce giants such as Google Sites, Facebook and Amazon Sites. The list is a significant milestone for direct advertising sales, and also serves as a filter within programmatic ad buying platforms to ensure brands run on the highest-quality web sites.
January 18, 2021	The Company announced that it has signed Samsung to an integrated sponsorship deal, leveraging Enthusiast Gaming’s media, content, esports and entertainment platforms. The multi-platform sponsorship will utilize the breadth of Enthusiast Gaming’s reach in the coveted Gen Z and Millennial demographics, to help drive awareness and market share for Samsung’s gaming-focused computing components and accessories.
January 20, 2021	The Company announced the voting results for the election of its Board of Directors, which took place at the Company’s Annual General and Special Meeting of Shareholders (“AGSM”) held on January 20, 2021. All nominees as set forth in the Company’s management information circular dated December 23, 2020 (“Circular”) were elected as directors of Enthusiast Gaming at the AGSM. The shareholders of the Company approved and ratified the adoption of a proposed stock option plan, the grant of 743,671 options as described in the Circular, approved and ratified the adoption of a proposed Share Unit Plan and the grant of 1,251,162 restricted share units.
January 22, 2021	The Company announced that it has issued notice to the holders of the Company’s convertible debentures (the “Debentures”) to exercise the Company’s option to convert the outstanding Debentures into common shares of the Company. The Debentures were set to mature on December 31, 2021. Upon completion of the conversions, the principal amount outstanding on the date of the notice of $6 million will be converted into approximately 1,978,109 common shares.
February 10, 2021	The Company announced it has offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250.
February 16, 2021	The Company announced that it has signed exclusive monetization agreements with nine new leading video game fan communities.
February 24, 2021	The Company announced the upcoming launch of a new premium online publication dedicated to the growing needs of today’s esports fan. Combining content elements from the Company’s two existing esports coverage outlets, Upcomer and Daily Esports, Enthusiast Gaming will relaunch one unified esports publication later this spring. The new publication, which will operate as Upcomer, will leverage its existing user and prediction engine, to create one of the most complete esports fan engagement experiences. The publication’s content suite will include, but not limited to, news and editorial, long-form features, in-depth interviews, video documentary series, and fantasy leagues

14

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

March 2, 2021	The Company announced record breaking registration at its most recent mobile games virtual event, Pocket Gamer Connects Digital #5 (“PGCD #5”), demonstrating the Company’s continued success pivoting its events and entertainment business to be able to thrive in a virtual format.
March 17, 2021	The Company announced that it has entered into a binding term sheet to acquire Vedatis SAS (“Vedatis”), owners of Icy Veins (www.icy-veins.com), for European Euro €7,000,000 in cash and stock, plus an earnout subject to certain milestones being achieved. Completion of the acquisition is conditional upon Enthusiast Gaming and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval.
March 22, 2021	The Company announced that it has signed an integrated partnership deal with TikTok, the leading destination for short-form mobile video. TikTok will leverage Enthusiast Gaming’s vast platform of video game and esports fan communities to help drive adoption and bridge the integration of TikTok within the gaming and esports industry.
April 7, 2021	The Company announced it has signed an integrated and strategic partnership deal with ESPAT TV. ESPAT TV will leverage Enthusiast Gaming’s reach into the GenZ and Millennial demographics, utilizing the Company’s integrated platform of fan communities to engage with a wider audience.
April 9, 2021	The Company announced its esports organization, Luminosity Gaming, was ranked by Streams Charts as the most popular esports community on Twitch in March 2021, with 40 million hours watched, outpacing the runner up by more than 15 million hours.
April 13, 2021	The Company filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”). Enthusiast Gaming will become a reporting issuer in the United States following effectiveness of the Form 40-F, in addition to being a reporting issuer in Canada. A copy of the Form 40-F is available on EDGAR and the Company’s website at www.enthusiastgaming.com.
April 20, 2021	The Company announced that its common shares have been approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the trading ticker symbol “EGLX.” The Nasdaq Global Select Market is the highest listing tier of the Nasdaq Stock Market’s three-tier market classification. Trading on the Nasdaq commenced at market open on April 21, 2021. The Company will continue to maintain the listing of its common shares on the TSX under the symbol “EGLX”.
April 23, 2021	The Company announced that NFL superstar, Silicon Valley advisor and community leader, Richard Sherman has been appointed to its Board of Directors.
April 26, 2021	The Company announced it has signed a partnership deal with ExitLag. ExitLag will be using Enthusiast Gaming’s extensive reach into the video gaming and esports market as the Latin American software developer seeks to make an impactful debut in the US with its proprietary technology to improve routing connections for gamers.
May 6, 2021	The Company filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, excluding Quebec, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The Shelf Prospectus and corresponding Registration Statement will allow the Company to undertake offerings of common shares, preferred shares, debt securities, warrants, units and subscription receipts (collectively, the “Securities”), or any combination thereof, up to an aggregate total of CAD$250 million from time to time during the 25-month period that the final short form base shelf prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale. The specific terms of any offering of Securities, including the use of proceeds from any offering, will be set forth in one or more shelf prospectus supplement(s) to be filed with applicable securities regulators.
May 10, 2021	The Company announced that it has closed the previously-announced acquisition of Vedatis, which owns the web property Icy Veins (www.icy-veins.com), for €7,000,000 million in cash and stock, plus an earn-out which is subject to certain conditions.
May 12, 2021	The Company announced its plans to develop a subscription-based social network for gamers, codenamed Project GG. To facilitate the development of Project GG, Enthusiast Gaming has entered into a definitive agreement to acquire Tabwire LLC (“Tabwire”), which owns the web property TabStats (https://tabstats.com), for US$11 million in cash and stock (the “Acquisition”). The

15

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

Acquisition will provide Enthusiast with a technology and data platform which provides gamers the ability to directly view their game data in real-time. The acquisition is subject customary closing conditions including regulatory approvals.
May 18, 2021	The Company announced today it has teamed up with Grammy-award winning international music superstars Coldplay to bring fans a fresh and unique musical experience to celebrate the band’s new single ‘Higher Power’. The hour-long launch event to promote Coldplay’s new hit single ‘Higher Power’ took place on May 20, 2021 and was livestreamed on Luminosity Gaming’s Twitch channel.
May 28, 2021	The Company announced that it has been added to the MSCI Canada Small Cap Index, which became effective after the close of trading on May 27, 2021.
June 9, 2021	The Company announced the launch of a proposed marketed public offering of common shares in the United States and Canada. A total of 8,000,000 Common Shares will be offered by the Company (the “Offering”). The net proceeds from the Offering are expected to be used by the Company primarily to strengthen its financial position, inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes.
June 11, 2021	The Company announced that the Company has priced the Offering at USD$5.75 per common share for aggregate gross proceeds to the Company of USD $46,000,000. In connection with the offering the Company has entered into an agreement with a syndicate of underwriters co-led by RBC Capital Markets and Canaccord Genuity (the “Lead Underwriters”) as joint lead bookrunning managers, with B. Riley Securities acting as joint bookrunner, and including Paradigm Capital Inc., Scotia Capital Inc., Alliance Global Partners, Colliers Securities LLC and Haywood Securities Inc., as co-managers (together with the Lead Underwriters, the “Underwriters”). The Company has also granted the Underwriters an option to purchase an additional 600,000 common shares.
June 15, 2021	The Company announced that it has closed its previously announced USD$46 million public Offering issuing 8,000,000 common shares in the capital of the Company at a price of USD$5.75 per common share.
June 16, 2021	The Company announced it has partnered with the Ad Council and COVID Collaborative on their COVID-19 Vaccine Education Initiative, promoting COVID-19 vaccine awareness and education among young adults.
June 21, 2021	The Company announced that the underwriters of the Company’s recently announced USD$46 million public Offering of 8,000,000 common shares in the capital of the Company at a price of USD$5.75 per share have exercised their over-allotment option in full to purchase an additional 600,000 common shares at the USD5.75 per shares for aggregate gross proceeds to the Company of USD$3,450,000.
June 24, 2021	The Company announced that it has closed the previously announced acquisition Tabwire, which owns the web property TabStats (www.tabstats.com), for USD$11 million in cash and stock.
June 30, 2021	The Company announced the voting results for the election of its Board of Directors, which took place at the Company’s Annual General Meeting of Shareholders (“AGM”) held on June 30, 2021. All nominees as set forth in the Company management information circular dated June 3, 2021 which is available on SEDAR were elected as directors of Enthusiast Gaming at the AGM.
July 7, 2021	The Company announced that it has entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”).
July 20, 2021	The Company announced that Mr. John Albright has been appointed to its Board of Directors and Audit Committee effective immediately. Enthusiast Gaming also announced that Robb Chase has resigned from the Board of Directors.
July 27, 2021	The Company announced its esports organization, Luminosity Gaming, has renewed its sponsorship

16

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

deal with G FUEL, The Official Energy Drink of Esports®, to promote its line-up of gaming and esports energy and hydration drinks. The extended 18-month partnership will feature new custom content from G FUEL and pro gamers on the Luminosity Gaming roster, the launch of a new limited-edition G FUEL flavour, event activations, giveaways, and more. The G FUEL logo will continue to be prominently displayed on Luminosity Gaming’s jerseys, and as part of the expanded partnership, the logo will also be featured on all official Enthusiast Gaming merchandise.
August 4, 2021	The Company announced it has signed an integrated media and esports partnership with the US Navy. The partnership will include the creation of multiple unique gaming activations incorporating the Company’s talent roster of gamers, creators, and athletes to increase awareness of Navy life and the wide range of professional opportunities the Navy offers, including those in high-demand STEM fields.
August 26, 2021	The Company announced that Unique Visitor traffic in the U.S. to its digital media property has reached a 2021 high in July, based on recent data from Comscore, a leading third party media measurement and analytics company. Enthusiast Gaming’s Unique Visitors in the U.S grew to 45.3 million in July, an increase of 9% over June. That made July the highest month for U.S. Unique Visitor traffic thus far in 2021. The metric does not include additional under 18 mobile video traffic to the Company’s property, or viewership in the Company’s esports and entertainment division, including viewership of Luminosity Gaming.
August 31, 2021	The Company announced it has collaborated with Nielsen (NYSE:NLSN), the global leading source for media and sports measurement, on an innovative new study to measure the total social reach and Twitch viewership of Enthusiast Gaming’s Luminosity Gaming esports audience.
September 2, 2021	The Company announced that it has acquired GameKnot, owner of chess fan community GameKnot.com.
September 7, 2021	The Company announced that it has acquired Addicting Games, an innovator in casual gaming. The acquisition of Addicting Games delivers on Enthusiast Gaming’s buy and build growth strategy and expands the Company’s fan flywheel into casual gaming to own more monthly active users and viewers within the key Gen Z and Millennial demographics.
September 23, 2021	The Company announced that it has deployed an initial invitation-only release of Project GG (“Project GG Alpha”). Project GG Alpha will serve as a test version of the gaming social network, while offering feedback to Enthusiast Gaming’s design and user experience teams. Project GG Alpha is expected to be live until early 2022, at which time Project GG will transition to a beta version.
October 21, 2021	The Company announced new in-game purchasing opportunities, game updates, exclusive subscriber features, and Halloween-themed releases for Addicting Games’ most popular titles. The Company is releasing updates to a number of its casual gaming titles, including Little Big Snake, TypeRacer, ev.io, and mope.io.
November 4, 2021	The Company announced that it will host two new conferences, Pocket Gamer Connects Digital NEXT and Beyond Games, from November 15 - November 19, 2021, which will examine critical topics such as NFTs, blockchain gaming, and the metaverse.

OVERALL PERFORMANCE

The comparative three months ended September 30, 2020 results below were prior to the acquisition of Vedatis, Tabwire, GameKnot and Addicting Games. Vedatis was acquired on May 1, 2021, Tabwire was acquired on June 21, 2021, GameKnot was acquired on August 30, 2021, and Addicting Games was acquired on September 3, 2021. The comparative three months ended September 30, 2020, include the operating results of Omnia for approximately one month as Omnia was acquired on August 30, 2020. The operating results of these acquired entities have been included in the Company’s condensed consolidated interim financial statements from the date of their respective acquisition.

17

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results

For the Three Months Ended September 30, 2021 and 2020

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020
	$	$
Total revenue	43,341,907	16,328,946
Cost of sales	33,216,294	12,268,906
Gross profit	10,125,613	4,060,040
Interest income	(9,315)	(14,775)
Operating expenses	21,354,332	8,177,992
Net loss and comprehensive loss for the period	(12,302,971)	(8,033,467)
Net loss and comprehensive loss for the period per share – basic and diluted	(0.10)	(0.10)

Revenue for the three months ended September 30, 2021 and 2020, was $43,341,907 and $16,328,946, respectively. The table below provides a breakdown of revenue for the indicated period:

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020
	$	$
Media and content (a)	38,704,379	13,638,763
Esports and entertainment (b)	2,111,217	1,057,752
Subscriptions (c)	2,526,311	1,632,431
Total revenue	43,341,907	16,328,946

Notes:

(a)	Media and content revenue consists of advertising revenue on the Company's web, video and casual gaming platforms, and content licensing revenue. The web platform relates to Enthusiast Properties, the video platform relates to Omnia, and the casual gaming platform related to Addicting Games. The increase in media and content revenue in Q3 2021 is mainly attributable to the acquisition of Omnia which occurred in Q3 2020 (August 30, 2020). Q3 2021 media and content revenue attributable to Omnia is $30.2 million. Q3 2021 media and content revenue excluding Omnia is $8.5 million, which increased $3.7 million compared to $4.8 million in Q3 2020, excluding Omnia. The increase in media and content revenue for Q3 2021, when excluding Omnia, is mainly due to an increase in in direct sales attributable to the web platform, a net increase of 21 new partner websites added to the web platform in Q3 2021 and a web revenue per thousand impressions ("RPM") which was 103% higher in Q3 2021 compared to Q3 2020. The Company added a new team of staff members in Q1 and Q2 2021 who are focused on optimizing the web network, which contributed to the increase in the web RPM in Q3 2021. The new partner websites added to the web platform have more favorable commercial terms for the Company when compared to legacy partner websites, resulting in lower cost of sales as a percentage of media and content revenue attributable to the web platform. The video platform has higher cost of sales as a percentage of revenue when compared to the web platform, and the video platform generates significantly more revenue than the web platform, which is the main driver for the change in gross profit as a percent of total revenue from 24.9% in Q3 2020 to 23.3% in Q3 2021. Video views were 7.2 billion in Q3 2021, compared to 8.1 billion (pro-forma) in Q3 2020. Q3 2020 video views were noticeably higher which the Company attributes to the onset of the COVID-19 pandemic and the related stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions.

18

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Three Months Ended September 30, 2021 and 2020 (Continued)

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events which occur throughout each year and the EGLX event which typically occurs in Q4 of each year. Entertainment revenue increased to $0.8 million in Q3 2021 compared to $0.5 million in Q3 2020. This increase is mainly attributable to Pocket Gamer event sponsorship revenue earned in Q3 2021 of $0.6 million compared to $0.3 million in Q3 2020. Esports revenue increased to $1.4 million in Q3 2021 compared to $0.6 million in Q3 2020. The increase is mainly attributable to sponsorship revenue earned in Q3 2021 of $1.3 million compared to $0.1 million in Q3 2020, sourced through direct sales efforts. This increase in esports sponsorship revenue was offset by $Nil management service revenue being earned in Q3 2021, compared to $0.4 million of management service revenue in Q3 2020, this decrease is due to the termination of Management Services Agreement with AIG eSports LP on April 1, 2021 (see Related Party Transactions).

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties TSR, The Escapist, Siliconera, Icy Veins, Tabstats, GameKnot, Addicting Games, ShockWave, TeachMe, TypeRacer, and Little Big Snake. As at September 30, 2021, the Company has approximately 207,000 paid subscribers, compared to approximately 112,000 paid subscribers as at September 30, 2020. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR and the acquisitions during 2021. TSR had approximately 112,000 paid subscribers as at September 30, 2020, this number increased to approximately 168,000 paid subscribers as at September 30, 2021. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

Operating expenses for the three months ended September 30, 2021 and 2020 were $21,354,332 and $8,177,992 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020
	$	$
Professional fees (a)	434,862	549,942
Consulting fees (b)	725,408	1,336,461
Advertising and promotion (c)	609,587	215,410
Office and general (d)	1,963,965	625,296
Salaries and wages (e)	6,574,338	2,304,003
Technology support, web development and content (f)	3,146,453	1,163,126
Esports player, team and game expenses (g)	1,615,655	760,844
Foreign exchange gain (h)	(1,060,724)	(23,125)
Share based compensation (i)	4,971,949	203,963
Amortization and depreciation (j)	2,372,839	1,042,072
Total operating expenses	21,354,332	8,177,992

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax and accounting fees. Professional fees decreased during Q3 2021 as compared to Q3 2020 due less corporate activity relating to financings and acquisitions.

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership (see Related Party Transactions) and include management consultants, investor relations services, and technology and data evaluation services. The decrease in consulting fees is primarily attributable to the termination of the Master Services Agreement with Vancouver Arena Limited Partnership on April 1, 2021.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion fees increased in Q3 2021 by $0.4 million as compared to Q3 2020 largely due to corporate and brand marketing initiatives which had not yet commenced in Q3 2020.

19

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Three Months Ended September 30, 2021 and 2020 (Continued)

(d)	Office and general costs increased in Q3 2021, mainly due to substantial increases in insurance expense relating to the listing of the Company’s common shares on the Nasdaq. The Company also incurred listing/sustaining fees as a result of the Nasdaq listing which are recognized into office and general costs. These expenses commenced in April 2021 and are expected to continue to be incurred. The Company maintains two offices in Toronto, Ontario and two offices in Los Angeles, California. Occupancy costs are also included in office and general.

(e)	The Company has a staff of approximately 180 employees as at September 30, 2021 compared to a staff of approximately 80 employees as of September 30, 2020. The Company continues to hire additional staff to support its growth. A significant portion of the increase in staffing levels is attributable to the hiring of content and sales employees. Additionally, the acquisition of Omnia in Q3 2020 resulted in approximately 40 additional staff being added to the Company, the acquisition of Tabwire and the commencement of Project GG in Q2 2021 resulted in approximately 10 additional staff being added to the Company, and the acquisition of Addicting Games in Q3 2021 resulted in approximately 10 additional staff being added to the Company. Furthermore, the increase was contributed to the Company adding a number of senior level roles in 2020 and 2021, including a C level, and several EVP, SVP, and VP level positions. The Company also commenced an annual short-term incentive plan for employees in Q4 2020, which contributed to the increased salaries and wages. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $6.8 million in Q3 2021 compared to $1.0 million in Q3 2020.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. The increase was contributed to by increased content and design costs incurred relating to the launch of Upcomer, a new premium online publication focused on esports fans, as well as other content initiatives that included live content events, including Gamers Greatest Talent, as well as web hosting fees related to Project GG and the integration of acquired entities in 2021.

(g)	Esports player, team and game expenses relate to primarily to Luminosity Gaming, including but not limited to player and influencer salaries, team housing and team travel. Esports player, team and game expenses increased in Q3 2021 primarily relating to players and influencers salaries. The current roster of players and influencers in Q3 2021 is comprised of more notable players and influencers compared to Q3 2020 who are compensated at higher levels.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than their respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates. The gain in Q3 2021 is related to a strengthening of the US dollar compared to the Canadian dollar between the date of the closing of the June Offering and September 30, 2021. The proceeds of the June Offering were received in USD, see Share Capital.

(i)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense increased significantly in Q3 2021 due to stock options and restricted share units issued in January 2021 and April 2021. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. No options or restricted share units were issued in Q1 2020, Q2 2020 and Q3 2020, and during those periods, there were no restricted share units outstanding, and limited unvested stock options. The Company’s restricted share unit plan was adopted in January 2021.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation increased in Q3 2021 mainly due to the amortization of intangible assets recognized upon the acquisition of Omnia in Q3 2020, Vedatis and Tabwire in Q2 2021, and GameKnot and Addicting Games in Q3 2021.

20

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

OVERALL PERFORMANCE (Continued)

The comparative nine months ended September 30, 2020 results below were prior to the acquisition of Vedatis, Tabwire, GameKnot and Addicting Games. Vedatis was acquired on May 1, 2021, Tabwire was acquired on June 21, 2021, GameKnot was acquired on August 30, 2021, and Addicting Games was acquired on September 3, 2021. The comparative nine months ended September 30, 2020, include the operating results of Omnia for approximately one month as Omnia was acquired on August 30, 2020. The operating results of these acquired entities have been included in the Company’s condensed consolidated interim financial statements from the date of their respective acquisition.

Summary of Financial and Operating Results

For the Nine Months Ended September 30, 2021 and 2020

Selected financial information for the Company for the indicated period is provided below:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	$	$
Total revenue	110,421,843	30,492,378
Cost of sales	86,345,922	19,917,990
Gross profit	24,075,921	10,574,388
Interest income	(50,546)	(91,305)
Operating expenses	59,639,958	22,995,200
Net loss and comprehensive loss for the period	(38,703,612)	(19,947,511)
Net loss and comprehensive loss for the period per share – basic and diluted	(0.33)	(0.26)

Revenue for the nine months ended September 30, 2021 and 2020, was $110,421,843 and $30,492,378, respectively. The table below provides a breakdown of revenue for the indicated period:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	$	$
Media and content (a)	99,145,101	21,311,496
Esports and entertainment (b)	4,887,685	4,673,200
Subscriptions (c)	6,389,057	4,507,682
Total revenue	110,421,843	30,492,378

Notes:

(a)	Media and content revenue consists of advertising revenue on the Company’s web, video and casual gaming platforms, and content licensing revenue. The web platform relates to Enthusiast Properties, the video platform relates to Omnia and the casual gaming platform relates to Addicting Games. The increase in media and content revenue in the nine months ended September 30, 2021 is mainly attributable to the acquisition of Omnia which occurred in Q3 2020 (August 30, 2020). For the nine months ended September 30, 2021, media and content revenue attributable to Omnia was $77.0 million. For the nine months ended September 30, 2021, media and content revenue excluding Omnia was $22.1 million, which increased $9.7 million compared to $12.4 million for the nine months ended September 30, 2020, excluding Omnia. The increase in media and content revenue for the nine months ended September 30, 2021, when excluding Omnia, Vedatis, Tabwire, GameKnot and Addicting Games, is mainly due to an increase in direct sales attributable to the web platform, a net increase of 21 new partner websites added to the web platform in the nine months ended September 30, 2021, and a web RPM which was 74% higher in the nine months ended September 30, 2021 as compared to nine months ended September 30, 2020. The web RPM for the nine months ended September 30, 2020, was noticeably lower which the Company attributes to the onset of the COVID-19 pandemic and its effects on the prices of digital advertisements, which have recovered as of Q3 2021. The Company also added a new team of staff members in Q1 and Q2 2021 who are focused on optimizing the web network, which contributed to the increase in the web RPM for the nine months ended September 30, 2021.

21

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Nine Months Ended September 30, 2021 and 2020 (Continued)

(a)	(Continued)

The new partner websites added to the web platform have more favourable commercial terms for the Company when compared to legacy partner websites, resulting in lower cost of sales as a percentage of media and content revenue attributable to the web platform. This impact was significantly offset by the acquisition of Omnia in Q3 2020. The video platform has higher cost of sales as a percentage of revenue when compared to the web platform, and the video platform generates significantly more revenue than the web platform, which is the main driver for the change in gross profit as a percent of total revenues from 34.7% in the nine months ended September 30, 2020 to 21.8% in the nine months ended September 30, 2021. Video views were 22.4 billion in the nine months ended September 30, 2021, compared to 24.4 billion (pro-forma) in the nine months ended September 30, 2020. Video views for the nine months ended September 30, 2021 were noticeably higher which the Company attributes to the onset of the COVID-19 pandemic and the related stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions.

(b)	Esports revenue is generated through the provision of management services to other esports entities, sponsorships, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events which occur throughout each year and the EGLX event which typically occurs in Q4 of each year. The decrease in esports and entertainment revenue was caused by entertainment revenue decreasing from $2.8 million for the nine months ended September 30, 2020 to $1.4 million for the nine months ended September 30, 2021, a decrease of $1.4 million. This decrease is mainly due to the Company’s largest annual event (by revenue), Pocket Gamer Connects London, not being held as a live event in January 2021 due to public health restrictions in the United Kingdom relating to the COVID-19 pandemic. In Q1 2021, Pocket Gamer Connects London was held as a virtual event while in Q1 2020 it was a live event. This resulted in significantly less revenue earned from Pocket Gamer Connects London 2021 compared to the same event in 2020 as the selling price for attendance at virtual events is considerably lower than live events, and there are less sponsorship opportunities for virtual events. The move to virtual events also results in a decrease in cost of sales as costs incurred for virtual events are significantly less than live events. Esports revenue increased to $3.4 million for the nine months ended September 30, 2021 compared to $1.8 million for the nine months ended September 30, 2020. The increase is mainly attributable to sponsorship revenue earned in the nine months ended September 30, 2021 of $3.0 million compared to $0.4 million in the nine months ended September 30, 2020, sourced through direct sales efforts. This increase in esports revenue was offset by $0.4 million management service revenue being earned in the nine months ended September 30, 2021, compared to $1.2 million of management service revenue in the nine months ended September 30, 2020, this decrease is due to the termination of Management Services Agreement with AIG eSports LP on April 1, 2021 (see Related Party Transactions). This increase in esports revenue was also offset by $Nil buy-out revenue being earned in the nine months ended September 30, 2021, compared to $0.2 million of buy-out revenue in the nine months ended September 30, 2020.

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties TSR, The Escapist, Siliconera, Icy Veins, Tabstats, GameKnot, Addicting Games, ShockWave, TeachMe, TypeRacer, and Little Big Snake. As at September 30, 2021, the Company has approximately 207,000 paid subscribers, compared to approximately 112,000 paid subscribers as at September 30, 2020. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR. TSR had approximately 112,000 paid subscribers as at September 30, 2020, this number increased to approximately 168,000 paid subscribers as at September 30, 2021. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

22

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Nine Months Ended September 30, 2021 and 2020 (Continued)

Operating expenses for the nine months ended September 30, 2021 and 2020 were $59,639,958 and $22,995,200 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
	$	$
Professional fees (a)	2,385,837	1,463,887
Consulting fees (b)	3,111,761	3,725,135
Advertising and promotion (c)	2,465,529	701,901
Office and general (d)	4,836,416	2,077,937
Salaries and wages (e)	16,768,850	5,191,402
Technology support, web development and content (f)	7,239,996	3,397,877
Esports player, team and game expenses (g)	4,609,978	2,244,640
Foreign exchange gain (h)	(2,136,979)	(71,394)
Share based compensation (i)	14,690,294	873,211
Amortization and depreciation (j)	5,668,276	3,390,604
Total operating expenses	59,639,958	22,995,200

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax, and accounting fees. Professional fees increased for the nine months ended September 30, 2021, due to fees incurred relating to the registration of the Company with the SEC, the listing of the Company’s common shares on the Nasdaq, the February Offering, and the June Offering (see Share Capital).

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership (see Related Party Transactions) and include management consultants, investor relations services, and technology and data evaluation services. The termination of the Master Services Agreement with Vancouver Arena Limited Partnership on April 1, 2021 was the primary cause of the $0.6 million decrease in consulting fees for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This decrease was offset by an increase in the numbers of consultants in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion fees increased in the nine months ended September 30, 2021 by $1.8 million as compared to the nine months ended September 30, 2020 largely due to corporate and brand marketing initiatives which had not yet commenced in the nine months ended September 30, 2020.

(d)	Office and general costs increased during the nine months ended September 30, 2021, mainly due to substantial increases in insurance expense relating to the listing of the Company’s common shares on the Nasdaq. The Company also incurred additional listing fees, regulatory filing fees, and transfer agent fees as a result of the Nasdaq listing. These expenses commenced in April 2021 and are expected to continue to be incurred. The Company maintains two offices in Toronto, Ontario and two offices in Los Angeles, California. Occupancy costs are also included in office and general.

23

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)

For the Nine Months Ended September 30, 2021 and 2020 (Continued)

(e)	The Company has a staff of approximately 180 employees as at September 30, 2021 compared to a staff of approximately 80 employees as of September 30, 2020. The Company continues to hire additional staff to support its growth. A significant portion of the increase in staffing levels is attributable to the hiring of content and sales employees. Additionally, the acquisition of Omnia in Q3 2020 resulted in approximately 40 additional staff being added to the Company, and the acquisition of Tabwire and the commencement of Project GG in Q2 2021 resulted in approximately 10 additional staff being added to the Company, and the acquisition of Addicting Games in Q3 2021 resulted in approximately 10 additional staff being added to the Company. Furthermore, the increase was contributed to the Company adding a number of senior level roles in 2020 and 2021, including a C level, and several EVP, SVP, and VP level positions. The Company also commenced an annual short-term incentive plan for employees in Q4 2020, which contributed to the increased salaries and wages. Salaries and wages also include commissions on direct sales. Increased direct sales contributed to the increase in salaries and wages as direct sales were $13.4 million for the nine months ended September 30, 2021, compared to $1.7 million for the nine months ended September 30, 2020.

(f)	Technology support, web development and content costs relate solely to the media and content division of the Company. The increase was contributed to by increased content costs incurred relating to the launch of Upcomer, a new premium online publication focused on esports fans, as well as other content initiatives and additional live content, including Gamers Greatest Talent and the Coldplay event, as well as web hosting fees related to Project GG and integration of acquired entities in 2021.

(g)	Esports player, team and game expenses relate to primarily to Luminosity Gaming, including but not limited to player and influencer salaries, team housing and team travel. Esports player, team and game expenses increased for the nine months ended September 30, 2021, primarily relating to players and influencers salaries. The current roster of players and influencers in 2021 is comprised of more notable players and influencers compared to 2020 who are compensated at higher levels.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than their respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates. The gain for the nine months ended September 30, 2021, is related to a strengthening of the US dollar compared to the Canadian dollar between the date of the closing of the June Offering and September 30, 2021. The proceeds of the June Offering were received in USD, see Share Capital.

(i)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense increased significantly for the nine months ended September 30, 2021, due to stock options and restricted share units issued in January 2021 and April 2021. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. No options or restricted share units were issued during the nine months September 30, 2021, and during that period, there were no restricted share units outstanding, and limited unvested stock options. The Company’s restricted share unit plan was adopted in January 2021.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation increased for the nine months ended September 30, 2021, mainly due to the amortization of intangible assets recognized upon the acquisition of Omnia in Q3 2020, Vedatis and Tabwire in Q2 2021 and GameKnot and Addicting Games in Q3 2021.

24

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

SELECT PRO FORMA OPERATING METRICS

The Company completed the acquisition of Omnia on August 30, 2020 and Enthusiast Properties on August 30, 2019. Financial results include the results of Omnia and Enthusiast Properties, as well as other acquired business, from the date of the closing of their respective acquisition transactions. On April 12, 2019 Enthusiast Properties acquired 100% of the assets of TSR. References to “pro forma” figures below will assume the acquisition of Omnia, Enthusiast Properties and TSR took place on the first day of the respective period. “Web pageviews” relate to Enthusiast Properties, “Video views” relate to Omnia, and “Paid Subscribers” relates to TSR, The Escapist and Siliconera. Vedatis and Tabwire paid subscribers are included in the Q2 2021 and Q3 2021 paid subscribers and GameKnot and Addicting Games paid subscribers are included in the Q3 2021 paid subscribers. The Company is providing pro forma quarterly information as the acquisitions of Omnia and Enthusiast Properties reduce the comparability of year-over-year figures. The figures below do not include pro forma adjustments for Vedatis, Tabwire, GameKnot, or Addicting Games.

Quarterly Select Pro Forma Operating Metrics
Pro Forma for Omnia and Enthusiast Properties Acquisitions
	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Total Views (millions)	8,678	9,201	12,485	10,554	9,852	9,896	10,395	9,825
Web pageviews	1,759	2,296	3,119	2,427	2,522	2,596	2,516	2,606
Video views	6,919	6,905	9,366	8,127	7,330	7,300	7,879	7,219
Paid Subscibers (thousands - as at end of period)	72	92	111	112	122	137	155	207

Web pageviews, which relate historically to Enthusiast Properties which was acquired in Q3 2019, have increased steadily over the last eight quarters. The Company continually grows existing properties and creates or acquires new properties, and adds new partner properties, to the web platform. The increase in pageviews in Q4 2019 through Q2 2020 was significantly due to additional partner web properties being added to the web platform. The significant increase in web pageviews in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in pageviews. As these public health restrictions were eased in Q3 2020, the number of pageviews declined, and remained relatively constant in Q4 2020 through Q3 2021.

Video views relate historically to Omnia which was acquired in Q3 2020. At the time of the acquisition of Omnia, video views were relatively steady at approximately 6.9 billion. The significant increase in video views in Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. The Company’s audience was spending additional time on the Company’s platforms, resulting in a significant increase in video views. As these public health restrictions were eased in Q3 2020, the number of video views declined. The decline in video views continued into Q4 2020, before stabilizing in Q1 2021 at approximately 7.3 billion. The video views have increased to 7.9 billion in Q2 2021, due to increased traffic to the Company’s Arcade Cloud video properties, a number of new Snapchat channels being launched by the Company in Q2 2021 (including Livestream Fails and Blox Buddies), and from additional partner channels being added to the Company’s video platform in Q1 and Q2 2021. The video views have decreased to 7.2 billion in Q3 2021, which the Company attributes to students returning back to school in Q3 2021.

Paid subscribers relate primarily to TSR. TSR was acquired by Enthusiast Properties in Q1 2019. In Q4 2019 the Company began initiatives to increase the numbers of paid subscribers, including pricing analysis, promotional events, and marketing initiatives. The significant increase in paid subscribers in Q1 and Q2 2020 was, in the belief of Management, caused by global stay-at-home orders being enacted by governments worldwide, combined with the closing of schools in most jurisdictions, in reaction to the COVID-19 pandemic. This increased the amount of traffic on TSR, resulting in additional paid subscribers. In Q3 and Q4 2020 the Company established a team of employees focused exclusively on subscription efforts, and the Company attributes the additional increase in the number of paid subscribers observed in Q4 2020 and Q1 2021 to Q3 2021 primarily to these initiatives as well as the 2021 acquisitions of Vedatis, Tabwire, GameKnot and Addicting Games. Approximately 38,000 of the growth from paid subscribers as at Q3 2021 is from the 2021 acquisitions of Vedatis, Tabwire, GameKnot and Addicting Games.

25

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

QUARTERLY RESULTS OF OPERATIONS

	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
	$	$	$	$	$	$	$	$
Total revenue	9,202,019	7,134,336	7,029,096	16,328,946	42,471,103	30,022,335	37,057,601	43,341,907
Interest income	18,761	61,523	15,007	14,775	10,853	18,320	22,911	9,315
Operating expenses	15,362,369	7,325,729	7,491,479	8,177,992	12,524,904	18,734,942	19,550,684	21,354,332
Net loss and comprehensive loss	(60,156,679)	(5,364,312)	(6,549,732)	(8,033,467)	(6,949,471)	(13,565,128)	(12,835,513)	(12,302,971)
Loss per share – basic and diluted	(1.55)	(0.07)	(0.09)	(0.10)	(0.06)	(0.12)	(0.11)	(0.10)

In Q3 2019 the Company completed the Amalgamation with J55, the Acquisition of Luminosity Gaming, and the Arrangement with Enthusiast Properties, and in Q4 2019 the Company completed the acquisition of Steel Media. Prior to these transactions, the Company had limited operating activities. In Q4 2019 the Company recognized goodwill impairment on acquisition of business of $46.2 million relating to the Acquisition and the Arrangement, which caused a significant increase in net loss and comprehensive loss in Q4 2019. In Q3 2020 the Company completed the acquisition of Omnia, which caused the significant increases in total revenue and operating expenses observed in Q3 and Q4 2020. The Company has been expanding its operations since the acquisition of Omnia in Q3 2020, which contributes to the increase in operating expenses from Q4 2020 through Q3 2021. The majority of the increase in operating expenses from Q4 2020 to Q3 2021 relates to share-based compensation. Q3 2021 share-based compensation was $4.9 million, compared to $0.1 in Q4 2020. In Q2 and Q3 2021, the Company completed the acquisitions of Vedatis, Tabwire, GameKnot and Addicting Games, which contributed to the increase in revenue and operating expenses observed in Q2 and Q3 2021.

While the significant variations in period-to-period results are as a direct result of the Mergers and Acquisitions, period-to-period results are also impacted by certain operating metrics (see Select Pro Forma Operating Metrics) and seasonality (see Seasonality). For the closing dates of the Mergers and Acquisitions, see Description of Enthusiast Gaming Holdings.

SEASONALITY

The Company’s media and content division is impacted by seasonality which is linked to advertiser spend and consumer events. Advertising seasonality is driven by two main factors, RPM and traffic, which are interlinked factors that are tied to seasonal periods of time throughout the year. These seasonal periods of time are linked to cultural holidays, commercial holidays or ad hoc events (e.g., election years).

Advertiser spend is impacted by their annual budgets, financial year-end date, cultural holidays, commercial holidays, ad hoc events, new brands, new campaigns and new products. Advertiser spend normally increases significantly for consumer spending events such as Black Friday, Christmas, Back to School, Valentine’s Day and Easter which result in a corresponding increase in RPM. Advertiser spend increases substantially in Q4 as Black Friday and the December holiday season approaches. Advertiser spend can differ from consumer spend as consumers have different spending patterns and important events.

Q1 is typically the slowest part of the year as most spending occurs in Q4. As a result, Q1 normally reports the lowest media and content revenue and Q4 the highest media and content revenue. Q2 and Q3 media and content revenue varies depending on an advertiser’s financial year end, budgeted advertiser spends remaining and new brands, campaigns and products being promoted.

Due to seasonality, the results of operations for any quarter are not necessarily indicative of the results of operations for the fiscal year.

26

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the Nine Months Ended September 30, 2021

Net cash used in operating activities for the nine months ended September 30, 2021, was $20,241,241 (September 30, 2020 – $11,006,871). This was significantly due to the net loss of $38,707,191, and was decreased by items not affecting cash such as amortization and depreciation of $5,668,276, share-based compensation of $14,690,294, interest and accretion of $606,060, share of loss from investment in associates and joint ventures of $230,675, a loss on the change in the fair value of investments of $444,764, a loss on settlement of vendor-take-back loan of $316,241, a loss on revaluation of the deferred payment liability of $122,346, and shares for services of $110,565 and increased by items not affecting cash such as deferred tax recovery of $255,273, a foreign exchange gain of $101,302, and a gain on repayment of long-term debt of $39,502. These non-cash items for the nine months ended September 30, 2021 were collectively offset by changes in working capital including an increase in trade and other receivables of $3,896,016, an increase in prepaid expenses of $2,584,504, a decrease in loans receivable of $37,500, an increase in accounts payable and accrued liabilities of $2,383,538, an increase in contract liabilities of $881,756 and a decrease in income tax receivable of $149,468. For the nine months ended September 30, 2020, net cash used in operating activities was attributable to the net loss of $20,013,550, which was decreased by items not affecting cash such as amortization and depreciation of $3,390,604, share-based compensation of $873,211, interest and accretion of $1,378,077, capitalized interest and success fee of $1,494,910, a share of loss from investment in associates of $2,080,358, provisions of $90,366, loss on modification of long-term debt of $806,879, and shares for services of $138,172 and increased by items not affecting cash such as a gain on player buy-out of $204,764, a deferred tax recovery of $585,818, a gain on the change in fair value of investment of $211,050, and a foreign exchange gain of $7,050. These non-cash items for the nine months ended September 30, 2020 were collectively offset by changes in working capital including an increase in trade and other receivables of $1,916,067, a decrease in prepaids expense of $63,250, an increase in accounts payable and accrued liabilities of $2,288,492, decrease in contract liabilities of $387,411 and a decrease in income tax receivable of $285,480.

Net cash provided by financing activities for the nine months ended September 30, 2021 was $76,167,144 (September 30, 2020 – $17,791,105). This was attributable to proceeds from the issuance of shares for offerings of $95,150,810 (net of transaction costs), proceeds from the exercise of options of $784,431, proceeds from long-term debt of $944,787 which were collectively offset by repayments of long-term debt of $14,023,470, repayment of the vendor-take- back loan of $6,158,329 and lease payments of $531,085. For the nine months ended September 30, 2020, net cash provided by financing activities was attributable to proceeds from issuance of shares for offerings of 15,609,257, proceeds from the exercise of warrants of $2,354,246 and proceeds from the exercise of options of $49,366 which were collectively offset by lease payments of $221,764.

Net cash used in investing activities for the nine months ended September 30, 2021 was $26,710,467 (September 30, 2020 – $11,508,732) which was due to cash paid for acquisitions of $27,071,176, investment in associates and joint ventures of $125,000 and acquisitions of property and equipment of $3,398, which were offset by cash acquired from mergers and acquisition of $489,107. For the nine months ended September 30, 2020, net cash used in investing activities was attributable to cash paid for acquisitions of $10,500,000, investment in associates of $2,169,750 and acquisitions of property and equipment of $4,871 which were collectively offset by the cash acquired from mergers and acquisition of $281,125, proceeds from a disposal of an investment of $680,000 and proceeds from a disposal of intangible assets of $204,764.

For the nine months ended September 30, 2021 and 2020, the Company had a net increase in cash of $29,202,711 and a net decrease in cash of $4,685,322 respectively. As a result, the Company had a cash balance as at September 30, 2021 and 2020, of $33,526,534 and $8,526,400, respectively.

27

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity

Selected financial information about the Company’s financial position as at the indicated dates is provided below:

	September 30, 2021	December 31, 2020
	$	$
Cash	33,526,534	4,323,823
Total assets	326,494,704	222,321,234
Total liabilities	81,271,445	80,450,177
Share capital, contributed surplus and accumulated other comprehensive income	382,215,982	240,156,589
Retained earnings (deficit)	(136,992,723)	(98,285,532)
Working capital (deficiency)	12,580,573	(7,304,839)

Total liabilities at each reporting date are broken down as follows:

	September 30, 2021	December 31, 2020
	$	$
Accounts payable and accrued liabilities	27,136,558	23,602,547
Contract liabilities	3,455,887	1,625,594
Income tax payable	374,364	-
Current portion of long-term debt	9,766,060	1,250,000
Current portion of deferred payment liability	10,648,211	636,600
Current portion of convertible debentures	-	7,546,453
Current portion of lease contract liabilities	604,094	578,330
Current portion of other long-term debt	11,176	-
Long-term debt	-	21,651,956
Long-term lease contract liabilities	2,266,045	2,308,336
Vendor-take-back loan	-	5,559,250
Long-term portion of deferred payment liability	5,991,777	529,124
Other long-term debt	137,158	-
Deferred tax liability	20,880,115	15,161,987
Total liabilities	81,271,445	80,450,177

During the nine months ended September 30, 2021, the Company incurred a net loss and comprehensive loss of $38,703,612 (September 30, 2020 – $19,947,511) and, as of that date, the Company had accumulated a deficit of $136,992,723 (December 31, 2020 – $98,285,532) and negative cash flows from operations of $20,241,241 (September 30, 2020 – $11,006,871). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance the Company’s operations, growth, and mergers and acquisition in the past and may need to continue to do so to fund these activities in the future.

As at September 30, 2021, the Company had working capital of $12,580,573, which will be used to finance operations, growth, and mergers and acquisitions over the next 12 months. The Company also has contractual liabilities of $3,455,887 (see Liquidity Risk) and other cash commitments of $2,445,000 (see Commitments) over the next 12 months. After considering these items, Management believes that the existing working capital is sufficient to meet the Company’s requirements over the next 12 months. To the extent that further working capital is required in the next 12 months, the Company has revolving credit facilities with an aggregate principal limit amount of $14 million available to draw on. As at September 30, 2021, and as of the date of this MD&A, the balances on these revolving credit facilities are $Nil. For details on the revolving credit facilities see Note 14 of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021. The Company has not identified any legal or practical restrictions on its ability to meet its obligations.

28

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity (Continued)

As at September 30, 2021, the Company has current assets of $64,576,923 (December 31, 2020 - $27,934,685) to cover current liabilities of $51,996,350 (December 31, 2020 - $35,239,524).

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt, other long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Bought Deal Prospectus Offerings

On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250. The Company incurred cash share issuance cost of $2,704,571 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

The following table sets forth the anticipated use of the net proceeds received by the Company as at and in connection with the February 10, 2021 offering:

Use of Net Proceeds
$
Reduction of long- term debt (revolving portion) (1) (2)	13,773,470
Debt servicing (3)	1,160,000
Cash portion of Vedatis acquisition (4)	5,277,650
Capital expenditures (5)	1,000,000
Unallocated working capital and future acquisitions (6)	18,536,559
Total	39,747,679

Notes:

(1)	Represents the revolving portion of the Company’s long-term debt facilities. These amounts would be available for use by the Company in future periods however the Company does not intend to draw on these facilities in the twelve-month period following the closing of the February 10, 2021 offering.

(2)	Incurred in August 2019 by GameCo for the purposes of (i) working capital and (ii) to finance future acquisitions.

(3)	Represents the estimated cash interest and other debt servicing charges to be payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities (after considering the reduction) in the twelve-month period following the closing of the February 10, 2021 offering.

(4)	Represents the cash portion of €3,500,000 ($5,277,650) paid on the closing of the acquisition of Vedatis.

29

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Bought Deal Prospectus Offerings (Continued)

(5)	Represents the estimated cash capital contributions Enthusiast Gaming may provide to its investments in associates. Enthusiast Gaming can reallocate such funds in order to satisfy operating cash flow requirement if required. Failure to pay such cash capital contributions if and when requested by Enthusiast Gaming’s associates could result in certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement which are not expected to affect Enthusiast Gaming’s available cash.

(6)	The Company intends to use $18,536,559 from the February 10, 2021 offering to pursue its growth strategies, which may include value-enhancing acquisitions and/or potential strategic partnerships, and the funding of capital and operating expenditures necessary for the Company’s growth plans as well as to strengthen its financial position. As a result of the Company’s anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes as at the date of this MD&A. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000). The Company incurred cash share issuance cost of $4,734,624 relating to the offering. The net proceeds from the offering are expected to be used for future acquisitions, working capital and general corporate purposes.

The following table sets forth the anticipated use of the net proceeds received by the Company as at and in connection with the June 2021 offering:

Use of Net Proceeds
$
Deferred payments relating to acquisitions (1)	2,472,557
Cash portion of Tabwire acquisition (2)	6,143,500
Principal and interest payments (3)	9,750,000
Vendor-take-back loan principal and interest payments (4)	6,158,329
Cash portion of Gameknot acquisition (5)	1,890,450
Cash portion of Addicting Games acquisition (6)	12,631,330
Future acquisition and unallocated working capital (7)	16,356,965
Total	55,403,131

Notes:

(1)	Represents €1,250,000 ($1,852,857) escrow payment relating to the acquisition of Vedatis and USD$500,000 ($619,700) deferred payment relating to the acquisition of Steel Media Ltd. due April 2022.

(2)	Represents the cash portion of USD$5,000,000 ($6,143,500) paid on the closing of the acquisition of Tabwire.

(3)	Represents the principal and interest payments of $9,750,000 payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities in the twelve-month period following September 30, 2020. The long-term debt facilities were incurred in August 2019 by GameCo for the purposes of (i) working capital and (ii) to finance future acquisitions.

(4)	Represents the cash interest $408,329 and principal payments $5,750,000 paid by Enthusiast Gaming in relation to its outstanding vendor-take-back loan as at the date of the closing of the June offering. The vendor-take-back loan was incurred in August 2020 by Enthusiast Gaming in connection with the acquisition of Omnia Media Inc. In connection with the Offering, the principal amount of the vendor-take-back loan that would be due on its maturity in August 2023 will be repaid together with accruing but unpaid interest to the repayment date.

(5)	Represents the cash portion USD$1,500,000 ($1,890,450) paid on the closing of the acquisition of GameKnot.

(6)	Represents the cash portion USD$10,090,533 ($12,631,330) paid on the closing of the acquisition of Addicting Games.

30

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Bought Deal Prospectus Offerings (Continued)

(7)	The Company intends to use $16,356,966 from the June offering to pursue its growth strategies, which may include targeted acquisitions and/or potential strategic partnerships, and the funding of capital and operating expenditures necessary for the Company’s growth plans as well as to strengthen its financial position. As a result of the Company’s anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes as at the date of this MD&A. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. While actual expenditures may in fact differ from these amounts and allocations, in any event the net proceeds will be used by the Company in furtherance of its business.

The Company has historically had negative cash flows from operating activities and has historically incurred net losses. The Company expects, following the February and June offerings, to be able to meets is cash needs for the twelve-month period following the February and June offerings. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows.

Share Capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the nine months ended September 30, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $620,892 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (see Note 16 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media deferred payment liability (see Note 17 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.

(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA (see Note 5 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021).

(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,734,624 relating to the June Offering.

(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA (see Note 5 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021).

(viii)	On August 30, 2021, the Company issued 165,425 common shares in connection with the closing of the GameKnot EPA (see Note 5 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021).

31

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Share Capital (Continued)

During the nine months ended September 30, 2021 (Continued):

(ix)	On September 3, 2021, the Company issued 2,661,164 common shares in connection with the closing of the Addicting Games SPA (see Note 5 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021).

During the nine months ended September 30, 2020:

(i)	The Company received proceeds of $2,354,246 from the exercise of 2,207,674 common share purchase warrants. The fair value assigned to these warrants of $4,994,018 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,366 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,914 was reclassified from contributed surplus to share capital.

(iii)	On July 21, 2020, 1,071,876 common shares were returned to treasury. The shares to be returned to treasury related to GameCo’s acquisition of Luminosity in 2019. The consideration was reduced by the value of the shares to be returned to treasury which was determined to be $3,858,756 as at the acquisition date.

(iv)	On August 6, 2020, the Company completed an offering of 11,500,000 common shares at a price of $1.50 per common share for gross proceeds of $17,500,000 (the “August Offering”). The Company incurred cash share issuance cost of $1,640,743 relating to the August Offering.

(v)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding at the following dates:

	November 9, 2021	September 30, 2021	December 31, 2020
Common shares	128,385,046	128,385,046	104,930,981
Options, convertible into common shares	3,923,491	3,923,491	2,734,073
Restricted share units	2,455,697	2,455,697	-
Convertible debentures, convertible into common shares	-	-	2,835,289
Total	134,764,234	134,764,234	110,500,343

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the period is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Short-term benefits	$648,419	$577,945	$1,925,223	$1,381,466
Share-based compensation	2,864,207	146,479	10,896,188	615,566
	$3,512,626	$724,424	$12,821,411	$1,997,032

32

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

RELATED PARTY TRANSACTIONS (Continued)

A summary of other related party transactions is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020

Total transactions during the period:
Revenue	$9,361	$427,658	$702,066	$1,198,296
Cost of sales	-	53,577	-	53,577

Expenses
Consulting fees	129,350	438,565	810,214	1,665,835
Advertising and promotion	-	61,500	-	61,500
Interest and accretion	-	91,579	282,838	91,579
Loss on settlement of vendor-take-back loan	-	-	316,241	-
Share of loss from investment in associates	133,145	808,011	205,405	2,080,358

A summary of related party balances is as follows:

	September 30, 2021	December 31, 2020

Balances receivable (payable):
Investment in associates	$821,505	$1,026,910
Trade and other receivables	3,687,888	4,651,059
Loans receivable	125,995	148,660
Accounts payable and accrued liabilities	(432,601)	(686,480)
Contract liabilities	(55,710)	(72,343)
Vendor-take-back loan	-	(5,559,250)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018 and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the nine months ended September 30, 2021, the Company recognized management revenue of $379,125 (September 30, 2020 - $1,153,894) relating to the Management SA, and recognized consulting expenses of $379,125 (September 30, 2020 - $1,610,526) relating to the Master SA. As at September 30, 2021, a balance of $446,683 (December 31, 2020 - $422,642) is included in trade and other receivables.

33

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

RELATED PARTY TRANSACTIONS (Continued)

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the nine months September 30, 2021, the Company recognized media advertising revenue of $16,578 (September 30, 2020 - $Nil) relating to the Exchange of Marketing Rights and Benefits Agreement. As at September 30, 2021, a balance of $55,710 (December 31, 2020 - $72,343) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

During the nine months ended September 30, 2021, the Company recognized cost of sales of $Nil (September 30, 2020 - $30,137) from AIG eSport LP and $Nil (September 30, 2020 - $23,440) from Surge eSports LLC respectively relating to team sponsorship fees. As at September 30, 2021, a balance of $30,101 (December 31, 2020 - $30,079) and $24,549 (December 31, 2020 - $24,531) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities.

As at September 30, 2021, trade and other receivables include $3,241,204 (December 31, 2020 - $3,238,915) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia, following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant holds less than 10% of the issued and outstanding common shares of the Company and is no longer a related party of the Company. On July 19, 2021, Robb Chase, chief financial officer of Blue Ant, resigned from the Board of Directors of the Company. During the period from January 1, 2021 to July 19, 2021, the Company earned media revenue of $306,363 (September 30, 2020 - $44,402) from Blue Ant and its affiliated companies. As at December 31, 2020, the Company had trade and other receivables of $741,403 due from Blue Ant and its affiliated companies. As at December 31, 2020, the Company had accounts payable and accrued liabilities of $380,152 due to Blue Ant and its affiliated companies. See Note 17 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021 for information relating to the VTB loan payable to Blue Ant.

During the nine months ended September 30, 2021, the Company recognized consulting expenses of $56,212 (September 30, 2020 - $55,309) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at September 30, 2021, a balance of $14,125 (December 31, 2020 - $14,012) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2021, the Company recognized consulting expenses of $74,253 (September 30, 2020 - $Nil) to Franchise Agency LLC, an agency which represents a director of the Company. As at September 30, 2021, a balance of $189,380 (December 31, 2020 - $Nil) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2021 the Company recognized $300,624 (September 30, 2020 - $Nil) in consulting fees relating to Board of Director and committee fees to certain directors. As at September 30, 2021, a balance of $174,446 (December 31, 2020 - $237,706) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2021, the Company recognized advertising and promotion expense of $Nil (September 30, 2020 - $61,500) to MKTG Canada Inc., a company in which a director of the Company was the chief executive officer.

As at September 30, 2021, the Company has other receivables due from the Chief Corporate Officer of $Nil (December 31, 2020 - $248,099) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at September 30, 2021, the Company has loans receivable due from the President and Chief Corporate Officer of $80,297 (December 31, 2020 - $96,004) and $45,698 (December 31, 2020 - $52,656) respectively. The loans receivable are non-interest bearing and due on demand.

34

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

RELATED PARTY TRANSACTIONS (Continued)

See Note 8 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021 for information relating to an investment in associates controlled by a related party.

See Note 21 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021 for information relating to stock options issued to officers and directors of the Company.

See Note 22 of the condensed consolidated interim financial statements for the nine months ended September 30, 2021 for information relating to restricted share units issued to officers and directors of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar is summarized below for the nine months ended September 30, 2021 and 2020:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Media and content	$38,704,379	$13,638,763	$99,145,101	$21,311,496
Esports and entertainment	2,111,217	1,057,752	4,887,685	4,673,200
Subscription	2,526,311	1,632,431	6,389,057	4,507,682
	$43,341,907	$16,328,946	$110,421,843	$30,492,378

Revenue, in Canadian dollars, in each of these geographic locations for the nine months ended September 30, 2021 and 2020 are as below:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Canada	$485,943	$694,554	$1,700,626	$1,967,821
USA	38,451,296	12,768,290	97,337,615	18,842,651
All other countries	4,404,668	2,866,102	11,383,602	9,681,906
	$43,341,907	$16,328,946	$110,421,843	$30,492,378

The non-current assets, in Canadian dollars, in each of the geographic locations as at September 30, 2021 and December 31, 2020 are as below:

	September 30,	December 31,
	2021	2020

Canada	$135,849,236	$140,113,284
USA	109,572,887	50,338,388
France	12,848,040	-
England and Wales	3,647,618	3,934,877
	$261,917,781	$194,386,549

35

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

ADOPTION OF NEW OR AMENDED STANDARDS

No new standards, interpretations or amendments were adopted during the nine months ended September 30, 2021.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, right-of-use asset and lease contract liability, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market and recognition of revenue on a gross versus net basis. These estimates and judgments are further discussed below:

(a)	Goodwill impairment testing and recoverability of assets

The Company has six CGUs and reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. In determining the estimated recoverable amounts, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

36

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(f)	Right-of-use assets and lease contract liability

The Company has applied judgement to determine the incremental borrowing rate and the lease term for some lease contracts in which it is a lessee that include renewal options, which significantly affects the amount of lease contract liability and right-of-use assets recognized.

(g)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on 1) 12-month expected credit losses or 2) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(h)	Fair value measurement of an investment not quoted in an active market

The fair value of an investment that is not quoted in an active market requires the use of judgments and estimates by management. Management used the valuation techniques and inputs outlined in Note 6 of the condensed consolidated interim financial statements using all available data on the investment and market conditions at the date of these financial statements. Changes in these assumptions and conditions could result in changes of the reported fair value of this investment.

(i)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

37

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET APPLIED

The Company is not aware of any proposed accounting standards or amendments that would have a significant effect on the consolidated financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability, other long-term debt, convertible debentures and vendor-take-back loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at September 3, 2021, the investment in Addicting Games is classified as a Level 3 financial instrument (see Note 7 of the condensed consolidated interim financial statements), and as at September 30, 2021 the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument (see Note 17 of the condensed consolidated interim financial statements).

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Interest income	$(9,315)	$(14,775)	$(50,546)	$(91,305)
Interest and accretion expense	430,538	1,264,594	1,702,839	3,951,379
Net interest expense	$421,223	$1,249,819	$1,652,293	$3,860,074

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

38

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	September 30, 2021	December 31, 2020

Trade receivables aging:
0-30 days	$19,412,990	$16,461,821
31-60 days	812,304	846,232
61-90 days	678,382	537,836
Greater than 90 days	2,013,614	737,696
	22,917,290	18,583,585
Expected credit loss provision	(58,652)	(67,466)
Net trade receivables	$22,858,638	$18,516,119

The movement in the expected credit loss provision can be reconciled as follows:

	September 30, 2021	December 31, 2020

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(67,466)	$(357,920)
Increase in provision for expected credit loss	-	(28,725)
Write-offs	-	319,174
Recoveries	8,504	-
Effect of movement in exchange rates	310	5
Expected credit loss provision, ending balance	$(58,652)	$(67,466)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at September 30, 2021:

			Over 30	Over 60	Over 90
			days past	days past	days past
	Total	Not past due	due	due	due

Default rates		0.18%	0.21%	0.39%	0.93%
Trade receivables	$22,917,290	$19,412,990	812,304	$678,382	$2,013,614
Expected credit loss provision	$58,652	$35,632	$1,702	$2,648	$18,670

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 48.96% (December 31, 2020 – 67.02%) of trade receivables as at September 30, 2021 and 70.91% (September 30, 2020 – 44.74%) of revenues for the nine months ended September 30, 2021.

39

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than 1	One to two	Two to three	More than
	year	years	years	three years	Total

Accounts payable and accrued liabilities	$27,136,558	$-	$-	$-	$27,136,558
Contract liabilities	3,455,887	-	-	-	3,455,887
Income tax payable	374,364	-	-	-	374,364
Deferred payment liability	11,302,875	4,841,580	-	2,094,542	18,238,997
Lease contract liability	725,238	744,647	757,892	910,331	3,138,108
Long-term debt	9,750,000	-	-	-	9,750,000
Other long-term debt	13,317	13,317	13,317	369,796	409,747
	$52,758,239	$5,599,544	$771,209	$3,374,669	$62,503,661

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade receivables, accounts payable, deferred payment liability and cash. As at September 30, 2021, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $4,362,000, $27,000 and $336,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would result in a $49,000 change in the annual interest expense.

COMMITMENTS

In addition to the financial liabilities summarized above, the Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$1,059,000
Later than one year and not later than five years	1,386,000
$2,445,000

Further. the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8 of the condensed consolidated interim financial statements, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

40

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at September 30, 2021.

There have been no material changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure Controls and Procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2021, and have concluded that these controls and procedures were appropriately designed.

RISKS AND UNCERTAINTIES

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development. Risks and uncertainties are discussed in great detail in the Company’s Annual Information Form available on SEDAR at www.sedar.com.

The risks presented in the Annual Information Form may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this MD&A and the condensed consolidated financial statements for the nine months ended September 30, 2021, each of which are available on SEDAR, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Company’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating and internal control matters. The Audit Committee receives a report from the independent auditors quarterly and is free to meet with them throughout the year.

41

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2021

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019. Additional information can also be found in the investors section of the Company’s website at www.enthusiastgaming.com or on the Company’s SEDAR profile at www.sedar.com including the most recently filed Annual Information Form and Management Information Circular.

42